Swift Rails, Inc.

Main Street Infrastructure Technology Moonshots Social Impact

5x faster and 40x cheaper than regular transit

SWIFTRAILS.COM BUFFALO NEW YORK


SWIFT Rails



We are passionate about the environment. Transportation is the largest source of greenhouse gases and a multi-trillion dollar market. It's a place where we can have a big positive impact. The number of vehicles doubles every 20 years and we are running out of room for more roads. The path we are on is simply unsustainable. We can do much better!

Kevin Neumaier CEO @ Swift Rails, Inc.

Why you may want to support us...

1. Solve some the world's biggest problems with a totally new approach to transportation
2. Our low cost greatly expands where transit can be deployed - current market size is $600 billion
3. We redefine transit – cool personal vehicle, quick and convenient, first-class comfort, sustainable
4. Our vehicles enable social distancing – current transit has a huge COVID-19 problem
5. Automobiles are the largest single source of carbon emissions - we have zero
6. 8.8 billion hours wasted in traffic yearly in the U.S. - we are free of congestion
7. Extensive experience selling and delivering solutions to the transportation market and governments
8. Great team - CEO led a public company with 50,000 projects in over 100 countries

Why investors ❤ us

WE'VE RAISED $178,800 SINCE OUR FOUNDING

When first hearing about Swift Rails I immediately wanted to be involved because I've seen a dire need for this solution first-hand. It fills a big gap in the US and Europe, but there is also a desperate need in other countries. Having lived in crowded cities in Latin America, Asia and traveled extensively, I have seen the chaos that is transportation in many developing countries. Transportation based soley on roads does not work for heavily populated areas, and a lot of these countries can only afford roads. In many of these places it can take a couple hours to travel a few miles on hectic roads overflowing with all kinds of vehicles, most barely moving. Currently

... read more

Christopher Hawes Vice President, Senco Construction Corp.

LEAD INVESTOR | INVESTING $10,000 THIS ROUND

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Kevin Neumaier

CEO

Led 1,600 professionals on 5 continents to provide outstanding environmental and engineering advice to governments and companies. Grew the company 60% through the 2008 financial crisis - achieving record revenues and profits.

in



James Enright

Chief Design Officer

30 years of auto experience and co-innovator of Swift Rails. Jim is quick taking theories to actual physical products and has excellent manufacturing process knowledge. He designs our vehicles and track to be highly functional and easy to service.



Tony Gale

COO

Experienced in all aspects of transportation hardware, software and SaaS for transit. Successfully scaled a ride-sharing startup offering services to over 10 million people.

in



Daryl Anderson

CFO

Twenty years of experience in financial markets and risk management that included advising some of the world's largest corporations and founding one of the earliest electronic arbitrage trading firms.

in



Mark Cotter

Chief Safety Officer

Lead Environmental, Health and Safety (EHS) professional for over 100 projects for public and private sector clients totaling over $500 million.

in

In the news

Swift Rails: An Alternative Transport Dream

Swift Rails is an alternative transport company that specializes in railway transport systems from Buffalo, NY. The company started a few years after Kevin Neumaier, CEO of Swift Rails, spoke about alternative

July 22, 2020 @ buffalorising.com

SWIFT Rails transport pod to be displayed in Potsdam | NorthCountryNow

POTSDAM - The public will have the opportunity to get a look at a SWIFT Rails transport pod on Jan. 23-25 at Clarkson University. Plans are underway to build a showcase SWIFT Rails project at Clarkson and then

June 19, 2020 @ northcountrynow.com

Swift Rails wants to take you from here to there in new transport mode - Buffalo Business First

A group of engineers in Buffalo say they're finalizing the development of an on-demand rail car system that would be relatively fast and affordable to construct. If that all sounds a little pie-in-the-sky, well,

May 7, 2020 @ bizjournals.com

Downloads

SWIFT Rails intro deck WF.pdf
Swift Rails Impact in 2040 with Executive Summary Final blue.pdf

5x Faster and 40x Cheaper

Swift Rails is a new type of on-demand transit that is 5x faster and 40x cheaper than conventional light-rail.


SWIFT Rails
SWIFT Rails

Swift Rails uses autonomous 1-4 person vehicles traveling rapidly on a highway of ultra-light rails. Vehicles are hailed by app and deliver passengers directly to their destination with zero emissions. The rails are elevated 12-15 ft. above the traffic (and pedestrians, animals, wet roads and snow) using a pole similar in size to a light post and they install quickly and easily almost anywhere.

Ten Years Ago Our CEO Gave a Speech at the UN...

Our CEO presented to world leaders at a conference on Climate Change. His description of what an ideal form of transportation would look like evoked such an impassioned response from those leaders that it ended up changing his life.


UNITED NATIONS
COP15
COPENHAGEN
UN CLIMATE CHANGE CONFERENCE 2009

Kevin Neumaier speaking at the UN Climate Change Conference, Copenhagen 2009

From That Concept We Developed Something Truly Exceptional...


Swift Rails, Inc.
Copy link

How Swift Rails works.


A Better Way to Travel – 1,2,4 at a Time!
40 Times Cheaper
Compared to conventional transit
5 Times Faster
On-demand, no wait
Comfortable
Private vehicle, first class seat
Exceptionally Efficient
500mpg equivalent, zero emissions
Elevated Ultra-Light Rail
Small footprint, 12-15 feet above traffic and everything else

We Make Installing Transit Easy by Radically Changing the Cost Equation

Our low cost, quick installation and tiny footprint completely changes how transit can be applied by eliminating the biggest hurdles to implementation. In many cases, we can build a system for the time and cost of studying conventional transit projects.

	Conventional Transit	*SWIFT Rails*	Improvement
All-in Capital Cost Per Mile	$40 million to $2.0 billion	$4 million to $7 million	10 to 285 times cheaper
Construction Start to Finish	5-7 years +	Built in months	7 times faster
Disruption Time Per Street Crossing	6 months to 2 years	8 hours	1,300 times faster
Ongoing Cost to Public	Significant subsidy required	None; operates profitably	Infinitely better
Applicable Terrain	Very limited	Its nimble, build almost anywhere	Expands how transit is applied
Flexibility	Very difficult to expand	Easy to add stops, expand lines	Everyone can connect
Affordability	Only large cities can afford	Affordable for small cities, tourist areas, large campuses	Enables widespread adoption

Current Transportation - Unsustainable and Also a Huge Market Opportunity

The transportation market is enormous, $4.8 trillion globally, and facing increasingly problematic issues. In 1900 there were just 8,000 automobiles and 10 miles of paved road in the U.S! In 2016 there were 1.3 billion cars on roads worldwide, and they continue to double every 20 years – we are running out of space to build new roads where they are needed.



The limitations of the automobile-based system are clear:

- 8.8 billion hours (1 million years!) wasted in traffic jams annually in the U.S. alone
- World's single largest source of carbon – 5.8 gigatons annually
- Autos are dangerous - #1 cause of death globally for 5 to 29 year olds

In short, it makes no sense to move around 200lb people using 4,000lb vehicles on rubber tires rolling over asphalt roads.

Public Transit Is Supposed to Be the Solution but It's Not Working for Most Places

Mass transit is prohibitively expensive and incredibly hard to put in place:

- Typically multi-billion dollar projects requiring huge taxpayer subsidies
- Take 10+ years to build and construction is highly disruptive to the community
- Crucial political support can be hard to secure

Even when transit is available, most people prefer to use their own car due to the hassle:

• Inconvenient and inflexible schedules with long travel times

• Crowded carriages - difficult to find seating, uncomfortable, germs and diseases

• You never know who you're riding with

Swift Rails Is a Much Better Solution for Social Distancing Than Current Transit

Crowded transit is now perceived as unsafe as it is uncomfortable – long lasting impact on passenger behavior is an industry concern.





And We Offer a Really Comfortable Way to Get Around

Personalized transit:

• Hail on demand, your schedule is our schedule

• Travel in privacy in a first-class climate controlled seat

• Travel direct to your stop, no stopping at other people's stops

• No creeps or obnoxious people to deal with

Better than a car - no traffic, stop signs, lights or idiot/drunk drivers to deal with.



People Who See Our Vehicle Love Our Concept

Just about anyone who sees our vehicle in person immediately "gets it". We've had over 1,000 people sit in the vehicle and responses have been overwhelmingly positive. They all want Swift Rails in their hometown, and many are bursting with ideas of other places where it would be great.



We're Positioned to Win in a Massive Untapped Market

Due to prohibitive cost, less than 5% of suitable cities have transit – we can change that!


Potential Global Market: 4,200 cities
Potential *Annual Recurring Fare Revenue*:
$154 billion

The above addressable market represents the opportunity of putting Swift Rails in 4,000 small cities and augmenting existing systems in 200 large cities.

Track to Commercialization


1. Start simply with Clarkson University*
2. Expand with easy-to-build high value applications
3. Larger, and adjacent, sales and installs become easier with volume
4. Organic growth accelerates as network spreads
Global Cities & Countries
Clarkson University* Potsdam, NY Private land Early adopters Engineering leader
1
Potsdam, NY* Connect town to local universities
1
Niagara Falls, NY* Great building site Solves traffic problems International exposure
2
Add-on Lines Connect other towns, businesses, attractions
3
Small U.S. Cities Provided much needed transit
3
Large U.S. Cities Connect to existing transit infrastructure
4

**projects we believe have a fairly high degree of confidence will happen, but there is no guarantee they will*


Clarkson Alumni Igniting Invention With NEW Mode of Trans...
Watch later
Share
Clarkson Alumni
Igniting Invention

Clarkson University supports Swift Rails showcase demonstration project on their campus.

Almost Endless Room for Expansion

Swift Rails is lower cost than conventional transit and elevated roads from day one. As we get to scale we expect to be a cheaper to install than a new surface road. Building a road cost about $1 million per lane-mile, but that doesn't include many costs:

- The cost of the autos – ownership, insurance, wear and tear, depreciation
- Annual road maintenance of $50,000/lane mile
- Cost of parking spots at businesses, stores, homes, schools, road-side, etc. This is a massive hidden cost. An estimated $725 billion is spent annually on parking in the U.S. alone, more than three times total expenditures on public roads. For each dollar motorists spend directly on their car somebody bears more than 50¢ in parking costs.
- The high costs relating to loss of lives, injuries and property damage

Each year there are:

- 24 trillion passenger miles traveled
- 5 trillion passenger trips

We expect to capture a significant portion of this market:

At scale we expect to be the lowest cost and best transportation for the average trip

Mode	Estimated Operator Cost for 5-mile Ride	
Swift Rails	$0.50	(at scale)
Cars	$3.00	(road costs not included)
Light-rail / Bus	$6.00	(includes 70% fare subsidy)
Uber	$7.70	(road costs not included)
Air Taxis	$15.00	


$100,000
$70,000
$40,000
$10,000
Vehicle Cost
Our Track Cost*
Avg. Road $1M/mile
Our Vehicle Cost*
$2.5
$1.5
$0.5
Track Cost ($millions)
Systems
1
100
200
$2.50
$2.00
$1.50
$1.00
$0.50
Our Cost Per Ride* (5 miles)

*Projections are not guaranteed

This Is the Perfect Time to Invest in Swift Rails

Once we prove engineering at scale with Clarkson University Swift Rails will be the first passenger carrying operational system of its kind and positioned for rapid expansion.

Consumer Readiness

- Ride hailing adoption over vehicle ownership (Uber, Lyft)
- Traffic congestion is becoming unbearable
- Willingness to accept new solutions (scooters, autonomous vehicles)

High Level of Disruption in Transportation

- Climate change awareness is driving megatrend changes
- Substantial shifts to electric vehicles
- Movement to service models over vehicle ownership

Recent Advances in Technology

- Autonomous vehicles
- Electric and hybrid technologies
- Low-volume manufacturing



Some of Our Progress to Date

Built test track and full-scale vehicle prototype – 1,000+ rider touch tests

Surveyed riders' willingness to use /pay and received a hugely positive response

Secured Letter of Intent from the President of Clarkson University to build our Showcase Demonstration Project on their campus

Regional transit agency and key stakeholder support for Niagara Falls, NY project

Developed partnerships that deeply enhance key capabilities:

wendel — Development Partner | ZERO MOTORCYCLES — Motors, Technology and Support | Clarkson — Showcase Project Partner

Milestones and Funding

We are seeking funding to prove our engineering at scale and accelerate business development


Targeted Outcomes
6 months
12 months
18 months
24 months
Further develop switch mechanisms
Build out and test control software
Prove at scale at Clarkson University
Continue developing proposed public routes
Expand sales pipeline
Expand U.S. and global patent portfolio
Position for rapid expansion

Your Investment Will Introduce Transportation That Changes the World

Solving Climate Change

- 2.4 gigatons of annual carbon reduction projected by 2040*

Making Transportation Safer

- Estimated 10 million annual traffic injuries avoided by 2040*

Improving Life

- Reduce air pollution, congestion and stress
- Make travel fun again
- Free up green space and make cities more livable

Making a Great Return

- Things that transform the world have great returns on investment

We will work incredibly hard to make your return worthwhile



** please see our Impact Report at https://www.swiftrails.com/world-changing-impact/ for more detail*


SWIFT Rails

Investor Q&A

– COLLAPSE ALL

What does your company do?

We have a cool new kind of transportation. Super efficient 1 to 4 person autonomous vehicles powered by electric motors using renewable energy that travel rapidly on a highway of ultra-light rails elevated 12-15 feet by a small pole similar to a light post. Vehicles are hailed on-demand like an Uber and quickly take you directly to your destination with no stops in between. Radically cheaper and better than regular transit, our system is the solution to clean, sustainable ground transportation.

Where will your company be in 5 years?

We hope to have two fully operational systems, revenue of approximately $60M, and $600M - $1 billion of projects in development. We aim to have our model be proven and be poised for rapid global expansion. Ultimately, we intend to replace 25% of automobile traffic globally. By 2040, our goal is to reduce carbon emissions by 2.4 billion tons annually and avoid 10 million annual traffic related injuries. We hope annual recurring revenue is over $100 billion. These projections cannot be guaranteed.

Why did you choose this idea?

We are passionate about the environment. Transportation is the largest source of greenhouse gases and a multi-trillion dollar market. It's a place where we can have a big positive impact. The number of vehicles doubles every 20 years and we are running out of room for more roads. The path we are on is simply unsustainable. We can do much better!

How far along are you? What's your biggest obstacle?

We're ready to prove at scale. We've spoken to dozens of engineers, city planners and transportation professionals. We've had over 1,000 people sit in our prototype vehicle to get feedback and conducted surveys. Feedback has been overwhelmingly positive. People love it.

We have a letter of support from Clarkson University for installing a showcase system on their campus. All on private land, the first phase provides an ideal path to a full-scale system carrying passengers – our biggest initial obstacle.

We also have the support of a regional transit agency for a $35 million project in Niagara Falls, NY, along with the support of key stakeholders, including the agency controlling 5 of the 6-mile proposed project.

Who competes with you? What do you understand that they don't?

There is no established competition in the personal rapid transit space. Some start-ups exist, but none have operational passenger carrying systems yet. Our edge is twofold: passenger focused design with "first-class" comfort, and we are engineered for high performance at low cost. Our system has a tiny footprint, and at scale, will be cheaper to put in place than new roads.

Conventional competition includes autos, ride-sharing, and public transit. Autos and ride-sharing are more expensive per mile, and will always have traffic and safety issues. Public transit is very expensive. Our system can often be built and operational for less time and cost that it takes to simply do the studies and planning for conventional light rails.

How will you make money?

Our business is about recurring, high margin fare revenue. On a typical $60 million project we expect to earn a one-time construction profit of $4 million. However, the real wealth creation is expected to come from recurring, high margin fees earned from operating the systems. That same project would generate an estimated $10 million in annual fare revenue with operating profit of $3 million annually for the life of the system. Significant operating leverage is a key feature of our model. As we scale, fixed costs and corporate expenditures will be spread over more projects, improving overall margins. We see potential for thousands of systems worldwide.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risk is running out of capital before we prove the engineering at full-scale. Selling public transit systems is a complex process and trying to get municipalities to take a risk on an untested form of transit is a highly challenging task. Securing buy-in from stakeholders, permitting and right-of-way will get easier once we have an operational full-scale system to showcase as a model, and increasingly easier as more systems are installed and expanded. As the benefits become clear, we believe demand for systems will grow quickly, but getting the first one in place is a big hurdle. Fortunately, we are well on our way to clearing the hurdle with the Clarkson University project.
This is a massive, untapped market with enormous opportunity, so another risk is having a large, well-capitalized competitor come into the market before we are big enough to defend the market or our IP. We have U.S. and global patents pending and plan to continue expanding our patent portfolio. Our best defense is a strong offense, getting as big a footprint as quickly as possible, to establish Swift Rails as the expert and trusted brand in this space. At the right price or terms, partnering with a well-heeled future competitor is also an option.

What is the market opportunity?

Due to prohibitive cost, less than 5% of suitable cities have transit systems. We're cheaper than transit from the outset and at scale we'll be the lowest cost and best mode of ground transportation. We estimate a target market of 4,200 cities representing a TAM in the hundreds of billions of USD. Traffic causes 5.8 billion tons of annual carbon globally. 1 million years are wasted annually in traffic in the U.S. alone. The number of vehicles is doubling every 20 years so the problem will only get worse. Transit should be the solution, but it's not working.

I'm a good driver. Is this as safe as my car?

Swift Rails is actually much safer. Our elevated rails enable the vehicles to travel above the traffic avoiding accidents, congestion, bad/drunk drivers, slippery conditions from water, ice and snow on the roads, animals dashing across the road etc. Our system controls vehicle spacing and speed and knows where every vehicle is in real-time maximizing rider safety and vehicle throughput.

What does success 10-15 years from now in your wildest dreams look like? (everything goes right)

We are viewed as one of the best and most cost-effective forms of transportation. A few forward thinking countries have chosen Swift Rails as their primary means of ground transportation and they have leap frogged the rest of the world. There, most all apartments, residences, businesses and attractions are connected. Emissions, noise and stress have been reduced from the cities and suburbs. Gone are the funerals for children that would have died from a drunk or distracted driver. Meeting has never been easier – social lives are more full. The time saved has made a noticeable improvement in these countries productivity and happiness. Although Swift Rails can get you everywhere, walking and biking are very desirable pursuits no longer intersecting and yielding to roads.

Investors along the way have done extremely well. Those that invested first made the greatest returns and can know with all honesty that they changed the world.

What makes Swift Rails five times faster?

Once you pick your destination Swift Rails takes you directly there – no stops.

Compare this to a subway ride. Wait for the train going the right direction on the Blue line, then push to get inside. Stop at everyone else's stop. Change trains to the Orange line and wait you get to your final stop. Each stop not only takes 30 seconds to let people in and out but the vehicle also has to slow down and then speed up just to stop again. The average transit ride is 6 miles and takes 45 minutes.

Our vehicles have greater top end speed and acceleration than subway cars but the real time savings is that there are no stops. That 6 mile trip will take 6-10 minutes depending on geography. Save over 35 minutes and sit in a first class seat or ride in a crowded car waiting for everyone else – Swift Rails is the clear choice.

How does your environmental impact compare to other modes of transportation?

Our vehicles have zero emissions and are quite a bit quieter than cars, trucks, buses, and trains. They also have a much lower impact with regard to the natural landscape – no cut and fill. Since we are elevated on poles and weather flows right through, there are no significant hydrologic issues. People and animals can walk right underneath. In short, we have much lower impact which simplifies permitting and right of way. Our small footprint and minimal impact vastly expands the places where Swift Rails can be deployed.

Why is Swift Rails better type of transit for COVID-19 protection?

Swift Rails is a much better mobility solution for a post-COVID world. Unlike regular light-rail commuter trains or buses designed to carry dense groups of people together in one large carriage, Swift Rails is on-demand so people can hail their own vehicle when needed and travel whenever they want and still maintain social distancing. With health concerns now top of mind, people are avoiding public transit which is a huge concern for transit agencies. Swift Rails offers a solution that no other form of transit does.

What indications do you have that people will want to ride this?

We've taken the vehicle to numerous venues and had over 1,000 people get in and check out the look and feel. They love it and ask when it will be available in their city or town, say the approach is a brilliant solution and ask why it isn't already operational everywhere. In addition, we've conducted online surveys to gauge customer appetite for riding Swift Rails and the responses have been universally positive: 100% said they would use Swift Rails, 89% said they would use it instead of their car and 96% said they would be willing to pay a reasonable fare.

Who will operate and own the systems?

Swift Rails will be the operator of all systems, ensuring quality and consistency worldwide. We expect systems to be profitable, enabling us to be very flexible with ownership structures and package attractive project finance terms for public and private investors alike. Some will be publicly owned, some will be public-private-partnerships, and some will be privately owned. Our intent is to offer municipalities an economically viable, turn-key transit solution. Such a solution would radically simplify how municipalities implement transit. For private systems, such as on a university or large business campus, we have flexibility to finance the project in a variety of ways.

Isn't transit really difficult to implement because you need local voters to approve bonds and higher taxes?

Swift Rails systems will typically be economically self-sustaining rather than requiring substantial tax-payer subsidies. This greatly simplifies budgeting and implementation and is better for the local taxpayer. Also, unlike conventional transit, Swift Rails has a very small footprint, minimal disruption to the community during construction and reduced environmental impact.

What is your approach for bringing Swift Rails to the market?

We have a substantial economic advantage. In most cases Swift Rails will be revenue positive over its lifecycle. This is to say, the fare revenue for rides (based on comparable current transit fares) will pay for the capital, cost of capital, operating costs, and yield a profit. This is vastly superior to current transit systems where on average fares pay for only 30% of the system and 70% is subsidized. Because Swift Rails does not require subsidies, we expect to have some private systems and use Public Private Partnerships (PPP).
Private systems can be deployed on campuses such as for universities, hospital complexes and large employers. We anticipate that in many cases the reduction in parking, particularly building new ramp parking, will offset the capital cost of a Swift Rails system.
We expect that most of our systems for municipalities, counties, or other government jurisdictions will be some form of a PPP.
We expect to generate tremendous interest with our showcase system at Clarkson. We've already had transit agency decision makers express interest in riding the system - we expect that to fast track sales.